Filed by Portman Ridge Finance Corporation
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Logan Ridge Finance Corporation
Commission File No. 814-01022
File No. of Related Registration Statement: 333-285230
FOR IMMEDIATE RELEASE
Portman Ridge Finance Corporation Announces Corporate Rebranding, New Monthly Base Distribution, and Value Creation Initiatives
Company to be Renamed “BCP Investment Corporation” and Trade Under New Ticker “BCIC”
Transition to Paying the Quarterly Base Distribution Monthly in 2026
Company, Management, Adviser and Other Affiliates Intend to Acquire up to 20% of Common Shares Over Next 24 Months to the Extent the Stock Trades Below 80% of NAV
NEW YORK, June 17, 2025 – Portman Ridge Finance Corporation (NASDAQ: PTMN) (“Portman Ridge” or “PTMN”), today announced several updates and initiatives, aimed at enhancing shareholder value. These initiatives include a corporate name change, the transition to paying a monthly distribution, and an enhanced stock purchase program. These changes will go into effect following the successful closing of the merger with Logan Ridge Finance Corporation (“LRFC”).
Upon closing, Portman Ridge will rebrand and begin operating under the name BCP Investment Corporation (the “Company” or “BCIC”). In connection with the rebranding, the Company will continue to trade on the Nasdaq under the new ticker symbol “BCIC”. This change better reflects the fact that the Company is fully integrated into the broader BC Partners Credit Platform and the credit platform’s commitment to the Company, which is a leading global alternative asset manager with almost $9.0 billion in assets under management across its credit platforms.
Additionally, beginning in 2026, the Company will transition to paying its currently quarterly base distribution on a monthly basis, while retaining the potential for quarterly supplemental distributions. The quarterly supplemental distributions will continue to approximate 50% of the incremental net investment income earned in excess of the base monthly distributions. We believe that the transition to a monthly base distribution will be valued by investors and has the potential to increase liquidity in the Company’s stock.
To further align our interests with shareholders and drive additional value creation, the Company, along with its management, its adviser and their affiliates intend to acquire up to 20% of the Company’s outstanding common stock over the next 24 months to the extent the Company’s shares continue to trade below 80% of net asset value (“NAV”), which implies a share price of $15.08 based Portman Ridge’s March 31, 2025 NAV per share, or a 31% premium to PTMN’s June 16, 2025 closing market price. These purchases will begin no earlier than 60 calendar days following the date of the closing of the LRFC merger and may occur through various methods, including open market purchases and privately negotiated transactions, and may be conducted pursuant to Rule 10b5-1 and Rule 10b-18 trading plans. In this regard and as previously announced, PTMN’s Board of Directors has authorized an open market stock repurchase program of up to $10 million for the period from March 12, 2025 to March 31, 2026. The Company, its management and its adviser also reserve the right to conduct tender offers as part of the Company’s broader value creation initiatives.
Management Commentary
Ted Goldthorpe, President and Chief Executive Officer of PTMN and Head of the BC Partners Credit Platform, stated, “The corporate rebranding of Portman Ridge to BCP Investment Corporation reflects the Company’s affiliation with the broader BC Partners Credit Platform and underscores the significance of the Company to the platform as well as the credit platform’s commitment to its success.
Finally, we remain committed to addressing the discount to NAV at which our shares currently trade as well as increasing our ownership in the Company for better alignment with shareholders. We believe these value creation initiatives represent a thoughtful and constructive framework that supports long-term value creation for our shareholders.”
Special Meeting of Shareholders
The PTMN special meeting is scheduled for June 20, 2025, at 10:00 am ET. PTMN urges its shareholders to cast their votes by following the instructions outlined in the joint proxy statement. Shareholders of PTMN can also access the virtual meeting and vote by going to the following website: http://www.virtualshareholdermeeting.com/PTMN2025SM, or by calling 1-833-218-3911 and providing the control number which is listed in the proxy card received.
Shareholders can access the joint proxy statement and prospectus by clicking HERE. Shareholders who have questions about the joint proxy statement or about voting their shares should contact the companies’ proxy solicitor, Broadridge, at 1-833-218-3911.
About Portman Ridge Finance Corporation
PTMN is a publicly traded, externally managed closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. PTMN’s middle market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle market companies. PTMN’s investment activities are managed by its investment adviser, Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors L.P. PTMN’s filings with the Securities and Exchange Commission (“SEC”), earnings releases, press releases and other financial, operational and governance information are available on Portman Ridge’s website at www.portmanridge.com.

About BC Partners Advisors L.P. and BC Partners Credit
BC Partners is a leading international investment firm in private equity, private credit and real estate strategies. Established in 1986, BC Partners has played an active role in developing the European buyout market for three decades.
Today, BC Partners executives operate across markets as an integrated team through the firm’s offices in North America and Europe. For more information, please visit https://www.bcpartners.com/.
BC Partners Credit was launched in February 2017 and has pursued a strategy focused on identifying attractive credit opportunities in any market environment and across sectors, leveraging the deal sourcing and infrastructure made available from BC Partners.
Cautionary Statement Regarding Forward-Looking Statements
Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results and distribution projections of the Company; business prospects of the Company, and future share repurchase/purchase activity. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. More information on the risks and other potential factors that could affect these forward-looking statements is included in Registration Statement and Joint Proxy Statement (in each case, as defined below). Although PTMN and LRFC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that PTMN and LRFC in the future may file with the SEC, including the Registration Statement and Joint Proxy Statement, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
No Offer or Solicitation
This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, LRFC or in any fund or other investment vehicle managed by BC Partners or any of its affiliates.
Additional Information and Where to Find It
This document relates to the proposed merger of PTMN and LRFC and certain related matters (the “Proposals”). In connection with the Proposals, PTMN has filed a registration statement (Registration No. 333-285230) with the SEC (the “Registration Statement”) that contains a combined joint proxy statement for PTMN and LRFC and a prospectus of PTMN (the “Joint Proxy Statement”) and has mailed the Joint Proxy Statement to its and LRFC’s respective shareholders. The Registration Statement and Joint Proxy Statement will contain important information about PTMN, LRFC and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF PTMN AND LRFC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PTMN, LRFC AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by PTMN, from PTMN’s website at https://www.portmanridge.com, and, for documents filed by LRFC, from LRFC’s website at https://www.loganridgefinance.com.
Participants in the Solicitation
PTMN, its directors, certain of its executive officers and certain employees and officers of PTMN’s investment adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. LRFC, its directors, certain of its executive officers and certain employees and officers of LRFC’s investment adviser, and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of LRFC is set forth in the Annual Report on Form 10-K/A, which was filed with the SEC on April 29, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PTMN and LRFC shareholders in connection with the Proposals will be contained in the Registration Statement, including the Joint Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

Contacts:
Portman Ridge Finance Corporation
650 Madison Avenue, 3rd floor
New York, NY 10022

Brandon Satoren
Chief Financial Officer
Brandon.Satoren@bcpartners.com
(212) 891-2880

The Equity Group Inc.
Lena Cati
lcati@equityny.com
(212) 836-9611

Val Ferraro
vferraro@equityny.com
(212) 836-9633